Issuer Free Writing Prospectus

Dated March 24, 2022

Filed Pursuant to Rule 433

Registration Statement No. 333-237426

PARAMOUNT GLOBAL

FINAL TERM SHEET

$1.0 billion principal amount of 6.375% Fixed-to-Fixed Rate Junior Subordinated Debentures due 2062

The information in this pricing term sheet relates only to the offering of the 6.375% Fixed-to-Fixed Rate Junior Subordinated Debentures due 2062 (the “Debentures”), and should be read together with (i) the preliminary prospectus supplement dated March 24, 2022 relating to the Debentures (the “Preliminary Prospectus Supplement”), as filed with the SEC pursuant to Rule 424(b) under the Securities Act and (ii) the related base prospectus dated March 27, 2020, included in the Registration Statement (File No. 333-237426), in each case of the foregoing clauses (i) through (ii), including the documents incorporated by reference therein. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Paramount Global

Format:	SEC Registered

Trade Date:	March 24, 2022

Settlement Date (T+3):*	March 29, 2022

Securities Offered:	6.375% Fixed-to-Fixed Rate Junior Subordinated Debentures due 2062 (the “Debentures”)

Principal Amount:	$1.0 billion

Maturity:	March 30, 2062

Price to Public:	100.000% of face amount plus accrued interest, if any, from March 29, 2022, if settlement occurs after that date

Underwriting Discount:	1.000%

Net Proceeds (before expenses) to Paramount Global:	$990,000,000

Interest Rate:	6.375% per year from, and including, the Settlement Date to, but excluding, March 30, 2027. From, and including March 30, 2027 at an annual rate equal to the 5-Year Treasury Rate as of the most recent Interest Rate Calculation Date plus (i) for the period from and including March 30, 2027 to, but excluding, March 30, 2032, 3.999%, (ii) for the period from and including March 30, 2032 to, but excluding, March 30, 2047, 4.249%, and (iii) for the period from and including March 30, 2047 to, but excluding, the Maturity Date, 4.999%, to be reset on each Interest Reset Date

Interest Payment Dates:	Semi-annually on March 30 and September 30, commencing September 30, 2022

Optional Interest Deferral:	Up to 5 consecutive years per deferral

Optional Redemption Provisions:

Par Call:	On March 30, 2027, or on any interest payment date thereafter

Make-Whole Call:	At any time prior to the first par call date, at a discount rate of Treasury plus 50 bps

Call for Change of Control Event:	Upon the occurrence of a Change of Control Event, we may redeem the Debentures, in whole but not in part, at a redemption price equal to 101% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. If we elect not to redeem the Debentures following a Change of Control Event, the per annum rate of interest payable on the Debentures will be increased by an additional 5.0 percentage points.

Call for Tax Event:	We may redeem the Debentures, in whole but not in part, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption, within ninety (90) days of the occurrence of certain changes in tax laws, regulations or interpretations.

Call for Rating Agency Event:	We may redeem the Debentures, in whole but not in part, at a redemption price equal to 102% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption, within ninety (90) days of the date on which a rating agency makes certain changes in the equity credit criteria for securities such as the Debentures.

Use of Proceeds:	We intend to use the net proceeds from this offering, after deducting underwriting discounts and commissions and our other fees and expenses related to this offering for general corporate purposes, which may include repayment of outstanding indebtedness.

Day Count:	30/360

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

CUSIP / ISIN:	92556HAE7 / US92556HAE71

Expected Ratings:**	Moody’s: Baa3 (stable) S&P: BB+ (stable) Fitch: BB+ (stable)

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

R. Seelaus & Co., LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

BNY Mellon Capital Markets, LLC

ICBC Standard Bank Plc

Intesa Sanpaolo S.p.A.

Siebert Williams Shank & Co., LLC

Truist Securities, Inc.

Academy Securities, Inc.

CastleOak Securities, L.P.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

*

It is expected that delivery of the Debentures will be made against payment therefor in New York City on or about March 29, 2022, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the Debentures initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of Debentures. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc. at 1-800-831-9146, (iii) Deutsche Bank Securities Inc. at 1-800-503-4611, and (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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